UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to
SCHEDULE TO
(Rule 13e-4)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Internap Network Services Corporation
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.001 Par Value Per Share
(Title of Class of Securities)

45885A300
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Dorothy An
Internap Network Services Corporation
250 Williams Street
Atlanta, GA 30303
(404) 302-9700
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing person)

___________________________________________________________________________________________________________________________________________

CALCULATION OF FILING FEE

Transaction Value*	Amount of Filing Fee**
$7,398,262	$792
__________
*
Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the transaction valuation assumes that all options to purchase the issuer’s common stock that are eligible for exchange will be exchanged for new options and cancelled pursuant to this offer. These options have a value of $7,398,262 calculated using the Black-Scholes method based upon the average of the high and low prices of the issuer’s common stock as reported on the American Stock Exchange on July 31, 2006.

**
The amount of the filing fee calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $107.00 for each $1,000,000 of the value of the transaction.  The filing fee was previously paid with the Schedule TO filed with the Securities and Exchange Commission on August 30, 2006.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing Party:	Not applicable.
Date filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

___________________________________________________________________________________________________________________________________________

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by Internap Network Services Corporation, a Delaware corporation (the “Company”), with the Securities and Exchange Commission on August 30, 2006, relating to the offer by the Company to exchange outstanding options to purchase shares of its common stock, par value $0.001 per share, on the terms and subject to the conditions described in the Exchange Offer, dated August 29, 2006, and related attachments thereto (the “Exchange Offer”). This Amendment No. 1 reflects the following amendments that were made to Exhibit (a)(1)(A), Exhibit (a)(1)(B), Exhibit (a)(1)(C), Exhibit (a)(1)(D), Exhibit (a)(1)(E), Exhibit (a)(1)(F), Exhibit (a)(1)(H), Exhibit (a)(1)(I), and Exhibit (a)(1)(J) to the Schedule TO, in each case to effect certain clarifications and modifications:

1.    The applicable expiration dates have been corrected throughout the Exchange Offer to reflect the fact that the Exchange Offer will commence on August 30, 2006.

2.    The financial information in Section 9 of Exhibit (a)(1)(A) of the Exchange Offer has been amended to correct a typographical error in the amount of revenue for the year ended December 31, 2003. The amount originally shown as $138,280 has been corrected to indicate $138,580.

3.    The information in Section 10 of Exhibit (a)(1)(A) of the Exchange Offer has been amended to correct an inadvertent math error and reflect that the total “Percentage of Total Outstanding Stock Options” column equals the percentage in the lead-in paragraph thereto.

The Exchange Offer filed with the original Schedule TO, and the related exhibits thereto, were not delivered to Eligible Employees. Instead, the Exchange Offer and related forms filed with this Amendment No. 1, incorporating the changes described above, will be sent to the Eligible Employees.

This Amendment No. 1 to the Schedule TO is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(3) promulgated under the Securities Exchange Act of 1934, as amended.

Item 12.  Exhibits.

Exhibit No.	Description
(a)(1)(A)	Exchange Offer for Certain Outstanding Options for New Stock Options, dated August 30, 2006.
(a)(1)(B)	Email to Eligible Employees of Internap Network Services Corporation, dated August 30, 2006.
(a)(1)(C)	Election Form.
(a)(1)(D)	Notice of Withdrawal.
(a)(1)(E)	Form of Communication to Eligible Employees Participating in the Exchange Offer Confirming Receipt of Election Form.
(a)(1)(F)	Form of Communication to Eligible Employees Confirming Receipt of Notice of Withdrawal.
(a)(1)(G)	Form of Rights Letter to Eligible Employees Participating in the Exchange Offer.*
(a)(1)(H)	Form of Communication to Eligible Employees Rejecting the Election Form under the Exchange Offer.
(a)(1)(I)	Form of Communication to Eligible Employees Rejecting the Notice of Withdrawal under the Exchange Offer.
(a)(1)(J)	Form of Reminder Email to Eligible Employees.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)	Not applicable.

Exhibit No.	Description
(b)	Not applicable.
(d)(1)
Internap Network Services Corporation 2000 Non-Officer Equity Incentive Plan (incorporated herein by reference to Exhibit 99.1 to the Company’s Registration Statement on Form S-8, File No. 333-37400 dated May 19, 2000).

(d)(2)
Amended and Restated 2005 Incentive Stock Plan (incorporated herein by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2006, filed on May 10, 2006).

(d)(3)
Form of Amended and Restated 2005 Incentive Stock Plan Stock Option Certificate (incorporated herein by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006, filed on August 8, 2006).

(g)	Not applicable.
(h)	Not applicable.

______________
* Previously Filed.

___________________________________________________________________________________________________________________________________________

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Internap Network Services Corporation

By:	/s/ David Buckel
Name:	David A. Buckel
Title:	Vice President and Chief Financial Officer
Date:	August 30, 2006

___________________________________________________________________________________________________________________________________________

INDEX TO EXHIBITS

Exhibit No.	Description
(a)(1)(A)	Exchange Offer for Certain Outstanding Options for New Stock Options, dated August 30, 2006.
(a)(1)(B)	Email to Eligible Employees of Internap Network Services Corporation, dated August 30, 2006.
(a)(1)(C)	Election Form.
(a)(1)(D)	Notice of Withdrawal.
(a)(1)(E)	Form of Communication to Eligible Employees Participating in the Exchange Offer Confirming Receipt of Election Form.
(a)(1)(F)	Form of Communication to Eligible Employees Confirming Receipt of Notice of Withdrawal.
(a)(1)(G)	Form of Rights Letter to Eligible Employees Participating in the Exchange Offer.*
(a)(1)(H)	Form of Communication to Eligible Employees Rejecting the Election Form under the Exchange Offer.
(a)(1)(I)	Form of Communication to Eligible Employees Rejecting the Notice of Withdrawal under the Exchange Offer.
(a)(1)(J)	Form of Reminder Email to Eligible Employees.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)	Not applicable.
(b)	Not applicable.
(d)(1)
Internap Network Services Corporation 2000 Non-Officer Equity Incentive Plan (incorporated herein by reference to Exhibit 99.1 to the Company’s Registration Statement on Form S-8, File No. 333-37400 dated May 19, 2000).

Exhibit No.	Description
(d)(2)
Amended and Restated 2005 Incentive Stock Plan (incorporated herein by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2006, filed on May 10, 2006).

(d)(3)
Form of Amended and Restated 2005 Incentive Stock Plan Stock Option Certificate (incorporated herein by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006, filed on August 8, 2006).

(g)	Not applicable.
(h)	Not applicable.

________________________
*  Previously Filed.